Exhibit 99.1

MAHINDRA SATYAM TO ACQUIRE A STRATEGIC STAKE IN DION GLOBAL SOLUTIONS

•	Strategic step to assist Mahindra Satyam in increasing coverage of the capital markets vertical

•	Dion’s solutions capabilities and geographic reach will be enhanced by this partnership

Hyderabad & New Delhi, 9 February 2012: Mahindra Satyam, a leading global consulting and IT services provider, and Dion Global Solutions Limited (‘Dion’, BSE: 526927), a specialist provider of software products and solutions for capital markets globally, today announced that they have signed a Memorandum of Understanding pursuant to which Mahindra Satyam will acquire a strategic stake in Dion. As a result of this development, Mahindra Satyam has agreed to acquire a significant minority stake by way of fresh issue of equity shares, subject to regulatory and board approvals and satisfaction of other customary closing conditions. The new equity shares will be priced at in accordance with the applicable SEBI regulations.

Dion has a portfolio of cutting-edge solutions and services for global capital markets covering portfolio management, trading, settlement, risk management, analytics, treasury and research services, and services more than 660 clients in 62 countries. The proceeds from the investment under consideration will be utilised by Dion to further enhance its offerings and its geographic reach.

Commenting on the prospects of the possible deal, Mr. C P Gurnani, CEO, Mahindra Satyam said “We are extremely impressed by Dion’s products and solutions , , its ability to truly partner with its clients, and most of all, its top-class management team. We are convinced that in time to come, Dion will become one of the foremost software solutions providers to capital markets globally and are keen on participating in Dion’s promising future.”

Mr. Ralph J Horne, Managing Director & Global CEO of Dion said “We are delighted to have Mahindra Satyam as a strategic investor in our company. Working with such an esteemed partner and combining the unique skills from both companies will allow us to co-operate on developing new innovative business focused solutions for all tiers of the financial services industry, including many of our common clients. This alliance will help us further expand our solutions capabilities and make inroads to newer markets.”

About Mahindra Satyam:

Mahindra Satyam is a leading global business and information technology services company that leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in enterprise solutions, supply chain management, client relationship management, business intelligence, business process quality, engineering and product lifecycle management, and infrastructure services, among other key capabilities.

Mahindra Satyam is part of the $14.4 billion Mahindra Group, a global federation of companies and one of the top 10 business houses based in India. The group focuses on enabling people to rise. Mahindra operates in the key industries that drive economic growth, enjoying a leadership position in tractors, utility vehicles, information technology, vacation ownership, rural and semi-urban financial services, etc. Mahindra has a significant and growing presence amongst others, in the automotive industry, agribusiness, aerospace, automotive components, consulting services, defence, energy, industrial equipment, logistics, real estate, retail, steel and two wheelers.

Mahindra Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.mahindrasatyam.com

About Dion Global Solutions Ltd.:

Dion Global Solutions has a portfolio of cutting-edge solutions and services for the international financial markets. We provide clients with the technology they need to do business in whichever geography and across all operational areas.

Our solutions cover portfolio management, trading, settlement, risk management, analytics, treasury and research & information services. Through our aggressive acquisition strategy, Dion Global Solutions has expanded rapidly to accommodate and serve its international client base.

With more than 660 clients in over 62 countries, our deep domain expertise and considered approach to our clients’ businesses make us a trusted partner. For more information visit www.dionglobal.com

Media Contact:

For clarifications, write to us at: MediaRelations@mahindrasatyam.com	Kaustubh Chandra / Vani Parmar Dion Global Solutions Tel: +91 9654451021 / +91-9582888165 Email: mediarelations@dionglobal.in

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Mahindra Satyam undertakes no duty to update any forward-looking statements.

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